

June 17, 2014

Via E-mail
George H. John
Chief Executive Officer
Rocket Fuel Inc.
1900 Seaport Boulevard
Pacific Shores Center
Redwood City, CA 94063

> **Re:** **Rocket Fuel Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **Response dated May 16, 2014**
> **File No. 001-36071**

Dear Mr. John:

We have reviewed your letter dated June 10, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 28, 2014.

General

1. We note that you state that "The majority of the business we conduct is governed by insertion orders. An insertion order is a contract applicable to a specific advertising campaign for a particular advertiser for a specific period of time." Please clarify whether the insertion orders are binding and include penalties and minimum requirements. Further, please address the following:

    - Describe the process of executing an insertion order for your customers. Explain at what point-in-time you purchase advertising spots or impressions through the bidding process, e.g., after you negotiate the terms of an insertion order and then continuously throughout the advertising campaign. Clarify whether you have a history of bidding on advertising spots or impressions before having an insertion order. Tell us whether the price you pay for an advertising spot or impression through the bidding process is subject to change after the initial purchase and if so, describe the circumstances.

- Describe the consequences for either delivering advertising spots or impressions that do not satisfy the campaign parameters specified by your customers or if a specific ad spot or impression is not available. Tell us the amount of concessions granted to your customers and from website providers, such as when campaign objectives are not met or your customer does not pay you. Tell us whether you are considered in breach of contract, if you do not deliver according to the terms of your insertion order with customers. In such cases, what recourse is available to your customers and do you still have to pay for the impressions? Indicate how a customer verifies that an insertion order has been delivered in accordance with campaign parameters. Please provide a sample insertion order.

- Indicate whether insertion orders have fixed prices with your customers when the insertion orders are executed. That is, indicate whether you earn a variable amount for each impression delivered and whether the customers' price can be renegotiated. Tell us the range of advertising margins you have realized on these transactions for each period presented. Describe the circumstances and frequency when you have realized very low or negative margins. Additionally, consider including a risk factor that discusses the risk of varying margins if the insertion orders have fixed prices and inventory is purchased subsequently at prices unknown when the insertion order is executed.

- Describe the significant contractual terms you have with your suppliers. Additionally, consider including a risk factor, if true, that discusses that you may have to pay for advertising spots or impressions that are not in accordance with an insertion order. Please provide a sample of your supplier arrangements.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 if you have any questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Matt Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief